UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FC FINANCIAL SERVICES INC.
(Name of Issuer)

COMMON STOCK, $0.00001 PER SHARE PAR VALUE
(Title of Class of Securities)

30246V 10 2
(CUSIP Number)

Richard Raymer
150 King Street West, Suite 2309
Toronto, Ontario
M5H 1J9 Canada
(416)595-2681
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Sass Peress
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ x ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	18,290,311(1)(2)

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	18,290,311(1)(2)

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,290,311(1)(2)

(1)

On September 29, 2006 Mr. Peress acquired 18,290,311 Class A Exchangeable Shares (the “Exchangeable Shares”) of 1260491 Alberta Inc. (“Exchangeco”), which are convertible into 18,290,311 shares of the common stock of FC Financial Services Inc. (the “Company”) subject to the terms and conditions of the Share Purchase Agreement dated September 29, 2006 (the “SPA”) and the Exchange and Voting Trust Agreement dated September 29, 2006 (the “VTA”) which are filed as exhibits to the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2006. The 18,290,311 Exchangeable Shares are held by Mr. Peress as follows: (i) 11,222,995 shares held by Sass Peress; (ii) 440,529 shares held by The Sass Peress Family Trust, Mr. Peress as Trustee has voting and investment power over the shares, and: (iii) 6,626,787 shares held by The Peress Family Trust, Mr. Peress as Trustee has voting and investment power over the shares.

(2)

Equity Transfer & Trust Company holds 20,000,000 shares of the common stock of the Company (the “Trust Shares”) as trustee. Pursuant to the terms of the SPA and VTA, the Trust Shares are to be cancelled as each Class A Exchangeable Share of Exchangeco is exchanged by Exchangeable Shareholders for shares of the Company. Until the Class A Exchangeable Shares are exchanged and the Trust Shares are cancelled, the voting rights to 18,290,311 of the Trust Shares are beneficially held as follows:

	(i)	440,529 Trust Shares held by The Sass Peress Family Trust,
	(ii)	6,626,787 Trust Shares held by The Peress Family Trust, and
	(iii)	11,222,995 Trust Shares held by Mr. Peress.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 63.1%

14.	Type of Reporting Person (See Instructions)	IN

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.00001 per share (the “Shares”), of FC Financial Services Inc., a Nevada Corporation (the “Company”). The address of the principal executive offices of FC Financial is 7075 Place Robert-Joncas Unit 131, Montreal, Quebec, Canada, H4M 2Z2.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name of Person filing this Statement:

Sass Peress (the “Reporting Person”)

(b)	Residence or Business Address:

The business address of the Reporting Person is: 7075 Place Robert-Joncas Unit 131, Montreal, Quebec, Canada, H4M 2Z2.

(c)	Present Principal Occupation and Employment:

The Reporting Person has been the President and Chief Executive Officer of the Company since October 30, 2006. The Reporting Person is the Chief Executive Officer of ICP Solar Technologies Inc. (“ICP”). Prior to founding ICP, the Reporting Person was the Vice President of Sales for a market-leading automotive accessory distributor.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years..

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 29, 2006 (the “Closing Date”), the Reporting Person entered into a share purchase agreement (the “Share Purchase Agreement”) among ICP Solar Technologies Inc. (“ICP”), the Company, the Peress Family Trust, the Sass Peress Family Trust, Eastern Liquidity Partners Ltd., Arlene Ades, and Joel Cohen (collectively the “ICP Stockholders”) Taras Chebountchak and Orit Stolyar (together the “FC Principals”), and 1260491 Alberta Inc., the Company’s wholly owned subsidiary (“Exchangeco”). Under the terms of the Share Purchase Agreement, the Company acquired, through Exchangeco, all of the outstanding shares of ICP.

On the Closing Date, Exchangeco issued to the Reporting Person 18,290,311Class A Exchangeable Shares (the “Exchangeable Shares”) which are convertible into 18,290,311 shares of the Company on the terms and conditions of the exchangeable share support agreement and the voting trust agreement entered into in connection with the Share Purchase Agreement. Pursuant to the terms of the Share Purchase Agreement the FC Principals transferred 20,000,000 shares of common stock held by them to Equity Transfer & Trust Company (the “Trust Shares”). Pursuant to the terms of the Share Purchase Agreement, the Trust Shares are to be cancelled as each Class A Exchangeable Share of Exchangeco is exchanged by Exchangeable Shareholders for shares of the Company. Until the Class A Exchangeable Shares are exchanged and the Trust Shares are cancelled, the voting rights to 18,290,311 of the Trust Shares are beneficially held as follows: (i) 440,529 Trust Shares held by The Sass Peress Family Trust, the Reporting Person has voting and investment power over the shares; (ii) 6,626,787 Trust Shares held by The Peress Family Trust, the Reporting Person has voting and investment power over the shares; and (iii) 11,222,995 Trust Shares held by the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

The Company entered into the Share Purchase Agreement for the purpose of acquiring all of the outstanding shares of ICP. In connection with the acquisition of ICP, the Reporting Person acquired 18,290,311 Exchangeable Shares which are convertible into 18,290,311 shares of the common stock of the Company or 63.1% of the issued and outstanding common stock of the Company as at November 2, 2006. Following the completion of the acquisition of ICP, the Company’s business plan is to focus on the development, manufacturing and marketing of the solar power products developed by ICP.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Aggregate Beneficial Ownership:

As of November 2, 2006, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	18,290,311(2)(3)	63.1%

Notes

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of November 2, 2006 there were 29,000,000 Shares issued and outstanding.

(2)

On September 29, 2006 the Reporting Person acquired 18,290,311 Class A Exchangeable Shares (the “Exchangeable Shares”) of 1260491 Alberta Inc. (“Exchangeco”), which are convertible into 18,290,311 shares of the common stock of the Company subject to the terms and conditions of the Share Purchase Agreement dated September 29, 2006 (the “SPA”) and the Exchange and Voting Trust Agreement dated September 29, 2006 (the “VTA”) which are filed as exhibits to the Company’s Current Report on Form 8-K filed with the SEC on October 5, 2006. The 18,290,311 Exchangeable Shares are held by the Reporting Person as follows: (i) 11,222,995 shares held by the Reporting Person; (ii) 440,529 shares held by The Sass Peress Family Trust, the Reporting Person as Trustee has voting and investment power over the shares, and: (iii) 6,626,787 shares held by The Peress Family Trust, the Reporting Person as Trustee has voting and investment power over the shares.

(3)

Equity Transfer & Trust Company holds 20,000,000 shares of the common stock of the Company (the “Trust Shares”) as trustee. Pursuant to the terms of the SPA and VTA, the Trust Shares are to be cancelled as each Class A Exchangeable Share of Exchangeco is exchanged by Exchangeable Shareholders for shares of the Company. Until the Class A Exchangeable Shares are exchanged and the Trust Shares are cancelled, the voting rights to 18,290,311 of the Trust Shares are beneficially held as follows: (i) 440,529 Trust Shares held by The Sass Peress Family Trust, (ii) 6,626,787 Trust Shares held by The Peress Family Trust, and (iii) 11,222,995 Trust Shares held by the Reporting Person.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

None

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the terms of the Share Purchase Agreement the FC Principals transferred 20,000,000 shares of common stock held by them to Equity Transfer & Trust Company (the “Trust Shares”). Pursuant to the terms of the Share Purchase Agreement, the Trust Shares are to be cancelled as each Class A Exchangeable Share of Exchangeco is exchanged by Exchangeable Shareholders for shares of the Company. Until the Class A Exchangeable Shares are exchanged and the Trust Shares are cancelled, the voting rights to 18,290,311 of the Trust Shares are beneficially held as follows: (i) 440,529 Trust Shares held by The Sass Peress Family Trust, the Reporting Person has voting and investment power over the shares; (ii) 6,626,787 Trust Shares held by The Peress Family Trust, the Reporting Person has voting and investment power over the shares; and (iii) 11,222,995 Trust Shares held by the Reporting Person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following agreements relate to the acquisition by the Reporting Person of securities of the Company:

1.

Share Purchase Agreement dated September 29, 2006 among FC Financial Services Inc., ICP Solar Technologies Inc., Sass Peress, the Peress Family Trust, Arlene Ades, Joel Cohen, the Sass Peress Family Trust, Eastern Liquidity Partners Ltd., Taras Chebountchak, Orit Stolyar, and 1260491 Alberta Inc.

2.

Exchange and Trust Voting Agreement dated September 29, 2006 among FC Financial Services Inc., 1260491 Alberta Inc., Equity Transfer & Trust Company, Sass Peress, Joel Cohen, Arlene Ades, the Sass Peress Family Trust, the Peress Family Trust, Eastern Liquidity Partners Ltd., Taras Chebountchak, and Orit Stolyar.

3.

Exchangeable Share Support Agreement dated September 29, 2006 among FC Financial Services Inc., 1260491 Alberta Inc., Equity Transfer & Trust Company, Sass Peress, Joel Cohen, Arlene Ades, the Sass Peress Family Trust, the Peress Family Trust, Eastern Liquidity Partners Ltd., Taras Chebountchak, and Orit Stolyar.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2006
Date

/s/ Sass Peress
Signature

Sass Peress
Name/Title